EXHIBIT 99.1

Golar LNG and Schlumberger sign Memorandum of Understanding

HAMILTON, Bermuda, Jan. 22, 2016 (GLOBE NEWSWIRE) -- Golar LNG today announced that it has signed a Memorandum of Understanding with Schlumberger to co-operate on the global development of greenfield, brownfield and stranded gas reserves.

Under the Memorandum, Golar and Schlumberger have agreed to jointly market gas monetization solutions to owners, investors and governments. Golar will contribute the Floating LNG assets and technology while Schlumberger, via its special project management division, will provide upstream development knowledge, resources and capital.  The intention of this integrated offer is to gain access to a wide range of uneconomic gas reserves by delivering low-cost LNG production solutions.

This is a ground breaking agreement that will provide resource holders with a completely integrated package both reducing risk and securing financing for gas projects. The main aim of the venture is to accelerate the time it takes to bring proven gas reserves into production.

Both parties have initiated their activities and have already made solid progress expecting to announce the first project within the next two months.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Golar LNG Limited
Hamilton, Bermuda
22 January, 2016

CONTACT: Brian Tienzo,
         Chief Financial Officer
         Tel: +44 207 063 7900